UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IVIVI TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
46589F108
(CUSIP Number)

Steven M. Gluckstern c/o Ivivi Technologies, Inc. 135 Chestnut Ridge Road Montvale, NJ 07645 (201) 476-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46589F108	Page 2 of 4 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Steven M. Gluckstern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,176,431* SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,176,431* SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,431*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% *
14	TYPE OF REPORTING PERSON IN

-------------------------

*           Based on 11,241,033 shares of common stock, no par value, of Ivivi Technologies, Inc. (the “Company”) issued and outstanding as of June 30, 2009, as reported by the Company in its Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2009. As of August 19, 2009, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern (“Ajax”); (ii) 1,124,103 restricted shares of common stock issued pursuant to the Company’s 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

CUSIP No. 46589F108	Page 3 of 4 Pages

SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the SEC by Steven M. Gluckstern on October 24, 2006, the Schedule 13D Amendment No. 1 filed by Mr. Gluckstern with the SEC on May 15, 2008 (“Amendment No. 1”), the Schedule 13D Amendment No. 2 filed by Mr. Gluckstern with the SEC on April 2, 2009 (“Amendment No. 2”) and the Schedule 13D Amendment No. 3 filed by Mr. Gluckstern with the SEC on April 15, 2009 (“Amendment No. 3”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 unless otherwise defined herein.

ITEM 4.    Purpose of Transaction.

The response to Item 4 is supplemented by adding the following:

On August 19, 2009, Ajax conveyed a proposal to the Board of Directors of the Company (the “Board”) to acquire all of the assets (excluding cash and cash equivalents) of the Company in exchange for a payment of an aggregate amount equal to the sum of (i) the amount necessary to pay in full the principal of, and accrued interest on, the Company’s indebtedness owned to Emigrant Capital Corp. (“Emigrant”) plus (ii) $0.02 for each share of the Company’s issued and outstanding common stock as of August 19, 2009; provided that the sum of the amounts specified in clauses (i) and (ii) shall in no event be in excess of $2.9 million. In addition, as part of the consideration in the proposed transaction, Ajax would assume certain specified ordinary course liabilities of the Company.

Ajax’s proposal is conditioned on, among other things, (i) the execution of a definitive asset purchase agreement on mutually acceptable terms and (ii) the receipt of an extension from Emigrant to allow for the repayment of the Company’s indebtedness owned to Emigrant concurrently with the consummation of the proposed transaction and transfer to Ajax at closing of the assets securing Emigrant’s loan free and clear of any liens.

In its proposal, Ajax also indicated that it has had discussions with a potential financing source regarding the debt financing for its proposed transaction, and that Ajax is highly confident of its ability to obtain the necessary financing for its proposal.

ITEM 5.    Interest in Securities of the Issuer.

The last sentence of the first paragraph of Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

“Mr. Gluckstern may be deemed to beneficially own 2,176,431 shares, or 19.4%, of the 11,241,033 shares of common stock of the Company issued and outstanding as of June 30, 2009, as reported by the Company in its Annual Report on Form 10-K/A, filed with the SEC on July 27, 2009.”

CUSIP No. 46589F108	Page 4 of 4 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2009

/s/ Steven M. Gluckstern
Steven M. Gluckstern